David E. Coffey C.P.A.

6767 West Tropicana

Suite 216

Las Vegas, Nevada  89103

Beeston Enterprises

Las Vegas, Nevada

        This letter will acknowledge my agreement to include or refer to the financial statements which I have audited for the years ended December 31, 2002 and December 31, 2003 in the filing of the Amended SB-2 dated March 15, 2003 with the Securities and Exchange Commission.

Sincerely,

/s/ David E. Coffey C.P.A.

David E. Coffey C.P.A.

March 15, 2004